EXHIBIT 4.7
                         AMENDMENT TO STOCK OPTION PLAN

         The Company's 1995 Stock Option Plan (The "Stock Option Plan" or the "Plan") permits the Company to grant awards of options to purchase Common Stock to eligible persons. An aggregate of 550,000 shares of Common Stock may be issued upon the exercise of stock options granted under the Stock Option Plan.

         On January 23, 1998, the Company's Board of Directors approved amendments to the Stock Option Plan (the "Plan Amendments"), subject to the approval of the company's shareholders, to (i) to increase by 750,000 to 1,300,000 the maximum number of shares of Common stock that may be issued pursuant to awards granted under the Stock Option Plan and (ii) provide for the granting of awards of shares of Common stock, which may be subject to such restrictions as the committee administering the Stock Option Plan may determine. The Company's shareholders are being requested to consider and approve the Plan Amendments.

         PURPOSE. The Company's Board of Directors believes that awards under the Stock Option Plan serve to attract, retain and motivate key employees and enhance the incentive of employees to perform at the highest level. The Stock Option Plan enables the Company to offer long term performance-based compensation in the form of stock options, thereby aligning employees' interests more closely with those of the Company's shareholders. The availability of awards under the Plan also serves to encourage qualified persons to seek and accept employment with the Company.

         SHARES AVAILABLE FOR ISSUANCE. The Stock Option Plan currently provides for up to 550,000 shares of Common stock to be available pursuant to options granted under the Stock Option Plan. As of December 31, 1997, the Company had issued 82,175 shares of Common Stock upon the exercise of options granted under the Stock Option Plan and options to purchase an addition 352,065 shares remained outstanding (after giving effect to options which have been forfeited without being exercised). Accordingly, 115,760 shares of Common Stock remain available for additional option grants. The Board of Directors believes this number of shares is insufficient to adequately serve the purposes and objectives of the Stock Option Plan, and has therefore adopted the Plan Amendments to make an additional 750,000 shares of Common Stock available for issuance under the Stock Option Plan. The Plan Amendments will also provide the company with additional flexibility in structuring stock-based incentive compensation, by enabling the Company to grant awards under the Stock Option Plan consisting of shares of Common Stock, which awards may be subject to vesting requirements, risks of forfeiture and other restrictions determined by the committee administering the Stock Option Plan. Upon approval of the Plan Amendments by the shareholders, an aggregate of 865,760 shares of Common Stock (having a market value of $7,358,960 based on the closing price of the Common stock on February 26, 1998) will be available for issuance pursuant to future awards granted under the Stock Option Plan, which, together with options currently outstanding, represents approximately 11.54% of the total issued and outstanding shares of Common Stock (assuming the issuance of all such shares). Shares of Common Stock subject to options which expire unexercised or are terminated shall again be available for the granting of awards under the Stock Option Plan.

         ELIGIBILITY. All salaried employees, non-employee directors who do not own more than 5% of any class of the outstanding capital stock of the Company, consultants or advisors of the Company and its affiliates are eligible to participate in the Stock Option Plan. Non-employee directors, consultants and advisors are eligible to receive only non-qualified stock options.

         ADMINISTRATION. The Plan is currently administered by the Board of Directors (the "Plan Administrators"). The Plan Administrators have the authority to select those eligible persons to whom awards are granted, to determine the types of awards and the number of shares subject thereto, and to set

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the terms, conditions and provisions of such awards. The Plan Administrators are authorized to interpret the Stock Option Plan, to establish, amend and rescind any rules and regulations relating to the Stock Option Plan, and to make all other determinations which may be necessary or advisable for the administration of the stock Option Plan.

         Awards under the STOCK OPTION PLAN. The Stock Option Plan permits the granting of the following types of awards: (i) stock options, which may be either options which qualify as "incentive stock options ("ISOs") under the Internal Revenue Code of 1986, as amended (the "Code"), or options which do not so qualify ("NQSOs"), and (ii) other awards valued in whole or in part by reference to, or otherwise based on Common Stock.

         STOCK OPTIONS. Stock options may be granted, from time to time, to those salaried employees, consultants and other persons providing services to the Company and its affiliates as may be selected by the Plan Administrators. The purchase price per share of Common Stock purchasable under any stock option granted is determined by the Plan administrators, but may not be less than 100% of the fair market value of a share of Common Stock on the date of grant. The term of each such option, and the time or times when it may be exercised, is fixed by the Plan Administrators, provided, however, that in the case of NQSOs, the term shall expire on the earlier of six years from the date of the grant or in the case of non-employee Directors, the date which is 30 days after the optionee shall no longer serve as a member of the Board. All terms and conditions relating to the options are the subject of separate stock option agreements between the Company and the grantees and approved by the Plan Administrators. The grant and terms of ISOs are restricted to the extent required by the Code. Options may be exercised by payment of the purchase price either (i) in cash, (ii) at the discretion of the Plan Administrators, in Common Stock having a fair market value on the date the option is exercised equal to the option exercise price, (iii) at the discretion of the Plan Administrators, by delivery of the optionee's personal recourse note bearing interest payable at least annually at no less than 100% of the lowest Federal rate, or (iv) any combination of (i), (ii) or (iii) above. Participants have no shareholder rights with respect to any options granted until shares have been issued upon the proper exercise of the option.

         TERMINATION. Each stock option shall expire on such date or dates as the Plan Administrators shall determine at the time the stock option is granted. Any NQSO granted to a non-employee Director shall expire on the earlier of (i) the date which is six years from the date of its grant or (ii) the date which is 30 days after the date that such optionee ceases to serve as a member of the board. Stock options may also be terminated under certain circumstances following a Change of Control. See "-Change of Control" below.

         RESTRICTED STOCK. If the Plan Amendments are approved by the shareholders, the Company will be permitted to grant awards to salaried employees under the Stock Option Plan consisting of shares of Common Stock, which may be subject to such restrictions and on such terms and conditions as the Plan Administrators may determine, including the time period over which such shares shall become vested, the date or dates as of which the risk of forfeiture of the shares shall lapse, the establishment of conditions for the lapse or termination of the risk of forfeiture other than the expiration of the vesting period, and the circumstances under which vesting requirements will be waived or accelerated. The Plan Administrators will select the recipients of such awards. Shares of Common Stock awarded under the Stock Option Plan which are subject to restrictions shall not be transferable, nor shall the recipient be entitled to receive stock certificates representing such shares, until the lapse or termination of all such restrictions. Recipients of such awards will otherwise have all rights as a shareholder of the Company with respect to the shares of Common Stock so awarded, including the right to vote such shares and to receive dividends paid on the Common Stock.

         NONASSIGNABILITY OF AWARDS. The Stock Option Plan provides that no award granted under the Stock Option Plan may be sold, assigned, transferred; pledged or otherwise encumbered by a participant, otherwise than by will or by the laws of descent and distribution. Each stock option awarded is

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exercisable, during the participant's lifetime, only by the participant.

         ADJUSTMENTS. The Stock Option Plan provides that, in the event of any change in the corporate structure or shares of the Company, the Plan Administrators will make such substitution or adjustment in the aggregate number or class of shares which may be distributed under the Stock Option Plan and in the number, class and option price or other price of shares subject to the outstanding awards granted under the Stock Option Plan as it deems to be appropriate in order to maintain the purpose of the original grant. For purposes of the Stock Option Plan, a change in the corporate structure or shares of the company shall include, but is not limited to, changes resulting from recapitalization, stock split, reverse stock split, consolidation, rights offering, stock dividend, reorganization, or liquidation.

         CHANGE OF CONTROL. Upon the occurrence of any dissolution or liquidation of the company, or a reorganization, merger or consolidation of the Company with one or more corporations in which the Company is not the surviving corporation, or a transfer of substantially all of the Company's property or more than 80% of the then outstanding shares of the Company to another corporation not controlled by the Company's stockholders (a "Change of Control"), the Plan and any outstanding Options shall be terminated unless provision is made in connection with such transaction for the assumption and continuation of the Plan and such Options or the substitution of new Options covering the shares of a successor corporation, and all vesting requirements, risks of forfeiture and other restrictions on awards of Common Stock shall lapse and terminate. If no such provision for Options is made, the Company is required to give all option holders advanced written notice of the Change of Control, all options shall become fully exercisable and the option holders shall have 30 days in which to exercise their Options.

         FEDERAL INCOME TAX ASPECTS OF THE STOCK OPTION PLAN. The following is a summary of the federal income tax consequences generally arising with respect to awards under the Stock Option Plan. The grant and exercise of an ISO result in no taxable income to the participant and no tax deduction for the Company, except that, upon exercise, the difference between the fair market value of the underlying shares of Common Stock and the exercise price of the ISO is includable in the participant's income for alternative minimum tax purposes. If the participant holds the shares acquired upon exercise of an ISO for at least two years from the date of the grant of the ISO and at least one year from the date of exercise, he will recognize taxable capital gain or capital loss upon a subsequent sale of the shares based upon the difference between the sale proceeds and the fair market value of the shares on the exercise date. In either of these events, no deduction would be allowed to the Company for federal income tax purposes. If the participant disposes of the shares acquired upon exercise of an ISO within either of the holding periods described above, the option will be treated as an NQSO.

         The grant of an NQSO has no tax consequences to the Company or to the participant. Upon exercise of an NQSO, however, the participant will recognize taxable ordinary income in the amount of the excess of the fair market value on the date of exercise of the shares of Common Stock acquired over the exercise price, and such amount will be deductible for federal income tax purposes by the Company. The holder of such shares will, upon a subsequent disposition of the shares, recognize short-term or long-term capital gain or loss, depending on the holding period of the shares.

         An award of shares of Common Stock has no tax consequences to the recipient or the company so long as the shares so awarded are subject to a substantial risk of forfeiture. When the substantial risk of forfeiture terminates with respect to any shares included in such award, the then fair market value of such shares will constitute taxable ordinary income to the recipient, and the Company will be allowed a tax deduction in the same amount. Dividends received by the participant during the restriction period are treated as compensation income and therefore are taxed as ordinary income to the participant and are deductible by the Company. Awards of shared of Common Stock which are not subject to a substantial risk of forfeiture will result in taxable ordinary income to the recipient equal to the fair market value of the shares on the grant date, and the Company will receive a tax deduction in the same amount.

         The participant may, under Section 83(b) of the Code, elect to report the current fair market value


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of restricted stock as ordinary income in the year the award is made, even though the stock is subject to restrictions. In such a case, the Company will receive a tax deduction for such fair market value in the year of grant, but will receive no deduction for any subsequent appreciation during or after the restriction period. In addition, dividends paid during or after the restriction period would be treated as dividends to the participant and therefore would not be deductible by the Company. If a Section 83(b) election is made, any appreciation in the value of the stock after the date of grant will not be recognized as capital gain by the participant until such time as the participant disposes of the stock in a taxable transaction. If the participant forfeits the stock (i.e., because he has not met the requirements for lapse of restrictions), the participant will receive no refund or deduction on account of taxes paid in the year of grant as a result of the Section 83(b) election.

         Approval of the Plan Amendments requires the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the Annual Meeting. Unless authority to so vote is withheld, the persons named in the proxy card intend to vote shares as to which proxies are received in favor of the Plan Amendments.